Exhibit 8.2

January 26, 2007

East Prospect State Bank
One South Main Street
P.O. Box 309
East Prospect, Pennsylvania 17317

Re:	Merger of East Prospect State Bank with and into CommunityBanks, a wholly owned subsidiary of Community Banks, Inc.

Gentlemen:

You have requested our opinion as to the federal income tax consequences of the transaction contemplated by the Agreement and Plan of Merger dated September 12, 2006, and amended and restated on December 29, 2006 (the "Merger Agreement"), by and among Community Banks, Inc., a financial holding company and Pennsylvania business corporation ("CMTY"), CommunityBanks, a Pennsylvania chartered bank and trust company, and East Prospect State Bank, a Pennsylvania chartered banking institution ("East Prospect") providing, in part and subject to certain conditions, for the merger of East Prospect with and into CommunityBanks (the "Merger") pursuant to the Pennsylvania Banking Code of 1965, as amended (the "Banking Code"), and the Pennsylvania Business Corporation Law of 1988, as amended. Upon consummation of the Merger, CommunityBanks will be the surviving corporation and a wholly owned subsidiary of CMTY.

Upon consummation of the Merger, each issued and outstanding share (other than shares owned by East Prospect or its subsidiaries as treasury stock, or by CMTY or its subsidiaries which will be canceled, but not, however, any shares held in trust, managed, custodial, or nominee accounts which are beneficially owned by third parties) of East Prospect common stock, par value $10.00 per share (the "East Prospect Common Stock"), will be converted, at the election of each shareholder of CMTY, into either the right to receive $565.80 in cash (the "Cash Contribution"), or a number of shares of CMTY common stock, having such par value per share as is set forth in CMTY's articles of incorporation (the "CMTY Common Stock"), calculated as follows: a number of shares of CMTY Common Stock calculated on the basis of the Floating Exchange Ratio (unless prior to the Effective Date there has occurred a CMTY Acquisition Transaction, in which event the Fixed Exchange Ratio shall be used in lieu of the Floating Exchange Ratio), including the associated rights to purchase securities pursuant to the Rights Agreement, subject to adjustment as provided in the Merger Agreement (the "Common Stock Consideration" and, collectively with the Cash Consideration, the "Merger Consideration").

The "Floating Exchange Ratio" means a quotient (a) whose numerator is $565.80 and (b) whose denominator is the CMTY Market Value on the Effective Date, provided however, that in no event shall the Floating Exchange Ratio be greater than 27.5752. The "CMTY Market Value" means, as of any date, the average of the closing sales price of a share of CMTY Common Stock, as reported on Nasdaq, for the ten (10) consecutive trading days ending on the second trading day preceding the date as of which the CMTY Market Value is determined. The "Rights Agreement" means the rights agreement dated February 28, 2002, between CMTY and CommunityBanks, as rights agent. All other capitalized terms not defined herein shall have the meaning set forth in the Merger Agreement.

Notwithstanding the foregoing, (i) the number of shares of East Prospect Common Stock to be converted into the right to receive the Common Stock Consideration on the Effective Date (the "Aggregate Common Stock Consideration") shall be equal, subject to the determination by CMTY in its sole discretion as of a date at least five (5) Business Days prior to the mailing of the Prospectus/Proxy Statement, to a minimum of fifty percent (50%) and a maximum of seventy-five percent (75%) of the total number of shares of East Prospect Common Stock issued and outstanding on the Effective Date and (ii) the number of shares of East Prospect Common Stock to be converted into the right to receive the Cash Consideration on the Effective Date shall be equal, subject to the determination by CMTY in its sole discretion as of a date at least five (5) Business Days prior to the mailing of the Prospectus/Proxy Statement, to a maximum of fifty percent (50%) and a minimum of twenty-five percent (25%) of the total number of shares of East Prospect Common Stock issued and outstanding on the Effective Date, minus (A) the number of shares of East Prospect Common Stock, if any, with respect to which dissenters' rights have been duly exercised and (B) the aggregate number of shares with respect to which cash is paid in lieu of fractional shares pursuant to the Merger Agreement (the "Aggregate Cash Consideration").

No fractional shares of CMTY Common Stock will be issued in the Merger. If any holder of shares of East Prospect Common Stock would be entitled to receive a number of shares that includes a fraction, then, in lieu of a fractional share, such holder will be entitled to receive cash in an amount equal to such fraction of a share multiplied by the CMTY Market Value on the Effective Date.

We have examined the Registration Statement of Form S-4, which is to be filed with the Securities and Exchange Commission in connection with the registration of 785,893 shares of CMTY Common Stock, including those to be issued in the Merger, and the documents attached thereto (the "Registration Statement"), the Merger Agreement and other documents, legal opinions, corporate records, statutes, decisions, and questions of law as we have deemed necessary or appropriate to express an informed opinion on the matters hereinafter set forth. For purposes of this opinion, we have assumed that the Merger will constitute a statutory merger under the applicable laws of the Pennsylvania Business Corporation Law of 1988, as amended.

For the purpose of rendering our opinion, we have assumed that all of the material facts are as described in the Registration Statement, that all of the conditions precedent to the Merger set forth in the Merger Agreement will be met and that the Merger will receive any required regulatory approvals. We have further assumed that the Merger will be approved by the holders of East Prospect Common Stock and will become effective under state and federal law in accordance with the Merger Agreement.

In giving this opinion, we are relying on the truth of the covenants, representations and warranties of each of the parties to the Merger Agreement as set forth in the Merger Agreement and on the truth and accuracy of the statements and representations made to us in certificates that officers of CMTY and East Prospect (the "Representation Letters") have given to us in connection with this opinion, in each case without independent verification thereof, which include representations required in order to secure a private letter ruling from the Internal Revenue Service with respect to the applicability of Section 368(a)(1)(A) and 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended (the "Code"), as set forth in Revenue Procedure 86-42, 1986-2 C.B. 722, Section 7.02 and 7.08.

Our opinion is conditioned upon the satisfaction of the following conditions as of the Effective Date of the Merger:

i)	The continued accuracy as of the Effective Date of the representations and warranties of the parties to the Merger Agreement set forth in the Merger Agreement; and

ii)	The continued accuracy as of the Effective Date of the facts and representations of the parties to the Merger Agreement, the Representation Letters, and other representations that we have received.

We have assumed that any representation or statement qualified by "to the best of knowledge" of the party making such representation or statement, or by any similar expression, is correct without such qualification. As to all matters in which a person or entity making a representation referred to above has represented that such person or entity either is not a party to, or does not have, or is not aware of, any plan, intention, understanding or agreement, we have assumed that there is in fact no such plan, intention, understanding or agreement with respect to such matters.

Based solely on the facts, assumptions and representations as so stated, satisfaction of the conditions above as of the Effective Date, and under the present provisions of the Code as they have been or appear likely to be interpreted by the courts or the Internal Revenue Service, we are of the opinion, for federal income tax purposes, that:

1.
The Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and CMTY, CommunityBanks, and East Prospect will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code;

2.	No gain or loss will be recognized by CMTY or East Prospect in the Merger;

3.	No gain or loss will be recognized by the holders of East Prospect Common Stock upon their receipt of CMTY Common Stock in exchange for their East Prospect Common Stock;

4.
The tax basis of the shares of CMTY Common Stock received by the holders of the East Prospect Common Stock will be the same as the tax basis of the East Prospect Common Stock surrendered in exchange therefor;

5.
The holding period of CMTY Common Stock in the hands of the holders of East Prospect Common Stock will include the holding period of their East Prospect Common Stock surrendered in exchange therefor, provided that such East Prospect Common Stock is held as a capital asset at the Effective Date; and

6.
The payment of cash to the holders of East Prospect Common Stock in lieu of fractional shares of CMTY Common Stock by the Exchange Agent will be treated as if their fractional shares were distributed as part of the exchange and then redeemed by CMTY, and the cash payment will be (i) treated as having been received as a distribution in full payment in exchange for the fractional shares redeemed, and (ii) taxed as provided in Section 302(a) of the Code.

7.
Any holder of East Prospect Common Stock who receives a combination of cash and CMTY Common Stock, in exchange for East Prospect Common Stock will realize gain or loss in the Merger in an amount equal to the difference between the cash and other property (including CMTY Common Stock) received by such holders and the tax basis of their East Prospect Common Stock surrendered in exchange therefor, but any such gain will be recognized only to the extent of the cash and the value of property other than CMTY Common Stock received by such holder of East Prospect Common Stock.

We have rendered the foregoing opinion as of the date hereof, and we do not undertake to supplement our opinion with respect to factual matters or changes in the law which may hereinafter occur.

We hereby consent to the filing of this opinion as an Exhibit to the Registration Statement on Form S-4 filed by CMTY with the Securities and Exchange Commission relating to the registration of 785,893 shares of CMTY Common Stock in connection with the Merger, and to the reference to us in the Prospectus constituting part of the Registration Statement under the headings "Certain Federal Income Tax Consequences."

Buchanan Ingersoll & Rooney PC

By: /s/ James W. Forsyth
James W. Forsyth